UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of
Metalworking Products
Year ended December 31, 2009

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2009
(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2009
(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2009	2008

Investments at fair value:
Interest in common collective trusts	$1,577,295	$1,082,079
Interest in synthetic investment contracts	969,810	1,090,604
Interest in registered investment companies	808,103	715,112
Corporate common stocks	269,149	79,907
Participant loans	269,002	284,609
Interest-bearing cash and cash equivalents	104,868	95,533

Total investments at fair value	3,998,227	3,347,844

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,118)	70,930

Net assets available for benefits	$3,988,109	$3,418,774

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2009

Contributions:
Employer	$160,115
Employee	183,968

Total contributions	344,083

Investment income:
Net gain from interest in common collective trusts	225,097
Net gain from interest in registered investment companies	192,943
Net gain on corporate common stocks	102,734
Interest income	33,652
Other income	37,994

Total investment income	592,420

936,503

Distributions to participants	(357,612)
Fees and administrative payments	(9,556)

(367,168)

Net increase in net assets available for benefits	569,335
Net assets available for benefits at beginning of year	3,418,774

Net assets available for benefits at end of year	$3,988,109

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan
The TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.
These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2009 was as follows:

Based on actual earnings	3.67%
Based on interest rate credited to participants	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2009.

State Street Global Advisors Target Retirement Income 2020 SL Series Fund	$591,272
Allegheny Technologies Incorporated Common Stock	269,149
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	228,119
BlackRock Intermediate Term Credit Bond Index Fund*	213,072
MSIF Small Company Growth Fund	207,780

*	Held within SICs
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets as of December 31, 2009 were as follows:

Monumental Life Ins. Co. Constant Duration SIC	$281,172
Rabobank Constant Duration SIC	274,478
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in common collective trusts (b)	$—	$1,577,295	$1,577,295
Interest in synthetic investment contracts (a)	—	969,810	969,810
Interest in registered investment companies (c)	808,103	—	808,103
Corporate common stock (d)	269,149	—	269,149
Participant loans	—	269,002	269,002
Interest-bearing cash and cash equivalents	104,868	—	104,868

Total assets at fair value	$1,182,120	$2,816,107	$3,998,227

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

b)	This class includes approximately 89% target date funds, 9% U.S. equity funds and 2% fixed income funds.

c)	This class includes approximately 49% U.S. equity funds, 22% non-U.S. equity funds, 24% balanced funds, and 5% fixed income funds.

d)	Comprised of ATI common stock.

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$1,090,904	$1,090,604
Interest in common collective trusts (b)	—	1,082,079	1,082,079
Interest in registered investment companies (c)	715,112	—	715,112
Participant loans	—	284,609	284,609
Interest-bearing cash and cash equivalents	74,316	21,217	95,533
Corporate common stock (d)	79,907	—	79,907

Total assets at fair value	$869,335	$2,478,509	$3,347,844

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 84% target date funds, 14% U.S. equity funds and 2% fixed income funds.

c)	This class includes approximately 42% U.S. equity funds, 21% non-U.S. equity funds, 33% balanced funds, and 4% fixed income funds.

d)	Comprised of ATI common stock.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009.

Benefits paid to participants per the financial statements	$357,612
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(1,645)

Benefits paid to participants per the Form 5500	$355,967

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Dai.ly Fund	$104,868
Adjustment from fair to book value	20

$104,888

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$148,857
American Funds Europacific Growth Fund	176,653
American Funds Growth Fund of America	196,874
Vanguard Total Bond Market Index Fund	40,236
MFS Value Fund	37,703
MSIF Small Company Growth Fund	207,780

Total registered investment companies	$808,103

Corporate Common Stock
Allegheny Technologies Incorporated*	$269,149

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$23,303
Adjustment from fair to book value	(335)
State Street Global Advisors Target Retirement Income SL Series Fund	15,443
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	193,025
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	187,428
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	591,272
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	79,409
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	70,365
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	16,742
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	27,575
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	228,119
State Street Global Advisors S&P 500 Flagship SL Series Fund	144,614

$1,576,960

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$9,453
CMBS, BACM 2005-3 A3A	11,349
Freddie Mac, FHR 2627 BU	1,122
Freddie Mac, FHR 2640 TL	3,030
Freddie Mac, FHR 2715 ND	4,792
Freddie Mac, FHR 2760 EB	5,325
Freddie Mac, FHR 2786 PC	3,058

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Freddie Mac, FHR 2865 PQ	12,157
Freddie Mac, FHR 2866 XD	14,015
Freddie Mac, FHR 2870 BD	9,056
Freddie Mac, FHR 2888 OW	6,678
GNMA Project Loans, GNR 06-51 A	10,247
Auto Valet 2008-2 A3A	14,426
Bank of America, N.A. Wrap contract	(3,437)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	101,271

Auto, BASAT 06-G1 A4	5,861
CMBS, CDCMT 2002-FX1D1895488.82	9,580
Rate Redu Bonds, CNP 05-1 A2	12,494
Freddie Mac, FHR 2631 LB	3,370
Freddie Mac, FHR 2681 PC	5,347
Freddie Mac, FHR 2778 KR	2,819
Freddie Mac, FHR 2981 NB	10,848
Freddie Mac, FHR 2891 NB	9,547
CMBS, MLMT 05-CIP1 A2	18,318
CMBS, MLMT 05-CKI1 A2	9,215
CMBS, CD05-CD1 A2 FX	4,596
State Street Bank Wrap contract	(2,398)

State Street Bank Fixed Maturity Synthetic Contract 105028	89,597

CMBS, BSCMS 05-T18 A2	6,700
Freddie Mac, FHR 2663 ML	6,620
Freddie Mac, FHR 2763 PC	7,464
Freddie Mac, FHR 2921 NV	6,385
Freddie Mac, FHR 2934 OC	9,526
CMBS, JPMCC 05-LDP2 A2	7,761
Natixis Financial Products Wrap contract	(650)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	43,806

Total Fixed Maturity Synthetic Contracts	$234,674

Variable Rate Synthetic Contracts
Natixis Financial Products	$18,930
Natixis Wrap contract	(653)

Total Variable Rate Synthetic Contracts	$18,277

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$26,821
BlackRock, 1-3 Year Credit Bond Index Fund	42,553
BlackRock, Asset-Backed Sec Index Fund	85,042

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

BlackRock, Comm Mortgage-Backed Sec Fund	21,410
BlackRock, Int Term Credit Bond Index Fund	28,313
BlackRock, Int Term Government Bond Index Fund	18,175
BlackRock Global Investors, Long Term Government Bond Index Fund	4,030
BlackRock, Mortgage-Backed Sec Index Fund	56,087
Monumental Life Ins. Co. Wrap contract	(1,259)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	281,172

BlackRock, 1-3 Year Government Bond Index Fund	26,135
BlackRock, 1-3 Year Credit Bond Index Fund	41,465
BlackRock, Asset-Backed Sec Index Fund	82,868
BlackRock, Comm Mortgage-Backed Sec Fund	20,863
BlackRock, Int Term Credit Bond Index Fund	27,590
BlackRock, Int Term Government Bond Index Fund	17,710
BlackRock, Long Term Government Bond Index Fund	3,928
BlackRock, Mortgage-Backed Sec Index Fund	54,653
Rabobank Wrap contract	(734)

Rabobank Constant Duration Synthetic Contract ATI060301	274,478

BlackRock, 1-3 Year Government Bond Index Fund	14,442
BlackRock, 1-3 Year Credit Bond Index Fund	22,913
BlackRock, Asset-Backed Sec Index Fund	45,792
BlackRock, Comm Mortgage-Backed Sec Fund	11,529
BlackRock, Int Term Credit Bond Index Fund	15,246
BlackRock, Int Term Government Bond Index Fund	9,787
BlackRock, Long Term Government Bond Index Fund	2,170
BlackRock, Mortgage-Backed Sec Index Fund	30,199
State Street Bank Wrap contract	(672)

State Street Bank Constant Duration Synthetic Contract 107073	151,406

Total Constant Duration Synthetic Contracts	$707,056

Participant loans* (4.25% to 9.25%, with maturities through 2014)	$269,002

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METAL WORKING PRODUCTS

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)